SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: April 8, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐     No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐     No  ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Vessel Acquisitions; Credit Agreements; Share Purchase Program; Resignation of Director
On April 6 and April 8, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) through certain of its wholly owned subsidiaries, executed certain shipbuilding contracts and memoranda of agreement with respect to 13 vessels (11 product tankers and two chemical tankers) (collectively, the “Vessels”) and options to purchase two additional product tankers.
On April 8, 2010, Navios Holdings entered into an Acquisition Agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”), pursuant to which, upon approval by the stockholders of Navios Acquisition, Navios Acquisition will consummate the acquisition of the Vessels and options (the “Vessel Acquisition”) by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the shipbuilding contracts and the memoranda of agreement. In addition, Navios Acquisition will be substituted for Navios Holdings as guarantor of certain Credit Agreements discussed below.
The Vessel Acquisition is being undertaken as an accommodation to Navios Acquisition in order to provide certainty to the transaction while Navios Acquisition seeks stockholder approval. If Navios Acquisition is unable to obtain stockholder approval, Navios Holdings will proceed with the Vessel Acquisition for its own account. In connection with this transaction, Navios Holdings is acting as guarantor for certain debt arrangements, as described below, entered into by the vessel-owning subsidiaries of Navios Holdings, and, as indicated above, Navios Acquisition will substitute for Navios Holdings if Navios Acquisition’s shareholders approve the Vessel Acquisition.
Navios Holdings entered into the following agreements: (a) a Credit Agreement, dated April 7, 2010, between certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank; and (b) a Credit Agreement, dated April 8, 2010 between certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (collectively, the “Credit Agreements”).
The material terms of the Credit Agreements are as follows:
Interest Rate: interest margin of 2.50% over the applicable base rate;
Term: six years;
Amortization: approximately 17-year amortization profile ($16.0 million balloon payment per vessel against a loan of $25.0 million per vessel); and
Covenants:
•	loan to value ratio covenants (post-delivery of the Vessels) initially of 125%;

•	financial covenants generally inapplicable until after delivery of the Vessels;

•	ability to distribute up to 50% of net profits; and

•	no negative covenants restricting the incurrence of additional debt or preventing Navios Acquisition from acquiring additional vessels.
Each of the Credit Agreements are attached hereto as Exhibits 10.1 and 10.2 and are incorporated herein by reference. Navios Holdings is also in advanced negotiations regarding a $52.0 million credit agreement, to be executed upon completion of negotiations and filed by amendment.
The aggregate purchase price for the Vessel Acquisition is $457.7 million payable in several installments: an initial installment of $191.8 million; and the remaining portion of the purchase price, aggregating $265.9 million, will be paid in installments as Vessels are delivered.
In addition, upon the closing of the transactions contemplated by the Acquisition Agreement, Navios Holdings, or its affiliate, will enter into: (i) an Acquisition Omnibus Agreement, whereby Navios Holdings will provide Navios Acquisition with a right of first refusal for the purchase and chartering of all liquid shipment tanker vessels, including product and chemical tankers but excluding container vessels and vessels that will be employed primarily in operations in South America, which right will expire five years from the date of such agreement; (ii) a Management Agreement, whereby a subsidiary of Navios Holdings will provide commercial and technical ship management services to Navios Acquisition for a period of five years from the date of such agreement and (iii) an Administrative Services Agreement, whereby a subsidiary of Navios Holdings will provide certain administrative management services to Navios Acquisition, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, and client and investor relationship management For a more complete description of the Acquisition Agreement and related transactions and agreements, see the copy of Navios Acquisition’s Preliminary Proxy dated April 8, 2010 attached hereto as Exhibit 99.1.
On April 8, 2010, Navios Holdings and an affiliate of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, agreed to acquire through J.P. Morgan Securities Inc. or a third party, $60.0 million of Navios Acquisition’s common stock in open market purchases or privately negotiated purchases. Of this amount, Navios Holdings has agreed to purchase up to $45.0 million, and an affiliate of Angeliki Frangou has agreed to purchase up to $15.0 million of common stock. Navios Holdings and Angeliki Frangou, or their respective affiliates, may make purchases in excess of such amounts. Such share purchases may commence on April 12, 2010, two business days after filing of Navios Acquisition’s Preliminary Proxy dated April 8, 2010, and will end on the date of Navios Acquisition’s stockholder meeting. If at least $30.0 million is not spent by Navios Holdings in making such purchases, Navios Holdings will invest the difference in Navios Acquisition at $9.91 per share immediately before cosummating the transactions contemplated by the Acquisition Agreement.
On March 30, 2010, Mr. Rex W. Harrington resigned as a director of Navios Holdings. If Navios Acquisition’s stockholders approve the Vessel Acquisition, it is expected that Mr. Harrington will be appointed to the board of directors of Navios Acquisition as an independent director, with a term expiring at the annual meeting of stockholders in 2012. In addition, it is expected that Mr. Harrington will also join Navios Acquisition’s Audit and Nominating Committees.
This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382 and on Form S-8, File No. 333-147186.
Exhibits

Exhibit No.	Exhibit

10.1	Credit Agreement, dated April 7, 2010 among certain vessel-owning subsidiaries of Navios Holdings, Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank

10.2	Credit Agreement, dated April 8, 2010 among certain vessel-owning subsidiaries of Navios Holdings, DVB Bank SE and Fortis Bank

99.1	Preliminary Proxy Statement of Navios Maritime Acquisition Corporation dated April 8, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou

Date: April 8, 2010	Angeliki Frangou Chairman and Chief Executive Officer